Exhibit 2.2

•
Portions of this exhibit have been omitted pursuant to a request for confidential treatment according to Rule 24b-2 of the Securities and Exchange Commission. Non-public information has been filed with the Commission.

PURCHASE AND SALE AGREEMENT

between

HILCORP RESOURCES HOLDINGS, LP,

and

MARATHON OIL COMPANY

Dated as of May 31, 2011

5065.1

TABLE OF CONTENTS

Article 1. Definitions and Rules of Construction		1
1.1	Definitions	1
1.2	Rules of Construction	8
Article 2. Purchase and Sale; Closing		9
2.1	Purchase and Sale of Interests	9
2.2	Consideration	9
2.3	Performance Deposit	9
2.4	Closing Payment	9
2.5	Closing Statement	10
2.6	Closing Deposits	10
2.7	Repayment of Company Indebtedness	10
2.8	Closing	10
2.9	Post-Closing Adjustment.	10
2.1	Purchase Price Allocation	12
Article 3. Representations and Warranties Relating to Seller		13
3.1	Organization of Seller	13
3.2	Authorization; Enforceability	13
3.3	Ownership of Interests	13
Article 4. Representations and Warranties Relating to the Company		14
4.1	[Omitted]	14
4.2	[Omitted]	14
4.3	[Omitted]	14
4.4	[Omitted]	15
4.5	[Omitted]	15
4.6	[Omitted]	16
4.7	[Omitted]	16
4.8	[Omitted]	16
4.9	[Omitted]	17
4.1	[Omitted]	18
4.11	[Omitted]	18
4.12	[Omitted]	19
4.13	[Omitted]	19
4.14	[Omitted]	19
4.15	[Omitted]	19
4.16	[Omitted]	19
Article 5. Representations and Warranties Relating to Buyer		19
5.1	Organization of Buyer	19
5.2	Authorization; Enforceability	19
5.3	No Conflict; Consents	20
5.4	Litigation	20
5.5	Brokers’ Fees	20
5.6	Financial Ability	20
5.7	Securities Law Compliance	20
5.8	Buyer’s Independent Investigation	20
Article 6. Covenants		21
6.1	Conduct of Business	21
6.2	Transferred and Terminated Contracts	23
6.3	Access and Title Examination	23
6.4	Third Party Approvals	23
6.5	Regulatory Filings	23
6.6	Books and Records	24
6.7	Use of Hilcorp Marks	25
6.8	Insurance	25
6.9	Tag Along Rights	26
6.1	Company	26
6.11	Company Indebtedness	26
6.12	Further Assurances	27
6.13	Fees and Expenses	27
6.14	Continuation of Operatorship	27
6.15	Cooperation with Respect to Financial Statements	27
6.16	Replacement of Bonds, Letters of Credit, Guarantees, and Security Deposits	27
6.17	Data Transfer	28
6.18	Restricted Area	28
6.19	Non-Solicitation	28
6.2	April 2011 Balance Sheet	29
6.21	[Omitted]	29
Article 7. Tax Matters		29
7.1	Responsibility for Filing Tax Returns and Paying Taxes	29
7.2	Responsibility for Tax Audits	29
7.3	Tax Refunds	30
7.4	Transfer Taxes	30
7.5	Tax Treatment of Indemnities	30
7.6	Survival and Conflict.	30
Article 8. Conditions to Closing		30
8.1	Conditions to Obligations of Buyer to Closing	30
8.2	Conditions to the Obligations of Seller to Closing	31
Article 9. Indemnification and Waivers		32
9.1	Indemnification	32
9.2	Limitations on Liability	33
9.3	Procedures	34
9.4	Waiver of Consequential Damages	36
9.5	Waivers and Disclaimers	36
9.6	Exclusive Remedy and Release	37
Article 10. Termination		37
10.1	Termination	37
10.2	Effect of Termination	39
Article 11. Other Provisions		39
11.1	Notices	39
11.2	Assignment	40
11.3	Rights of Third Parties	40
11.4	Counterparts	40
11.5	Entire Agreement	41
11.6	Disclosure Schedule	41
11.7	Amendments	41
11.8	Publicity	41
11.9	Severability	41
11.1	Specific Performance	42
11.11	Governing Law; Jurisdiction	42

LIST OF EXHIBITS AND SCHEDULES
Exhibits:

Exhibit A-1	Assignment Agreement
Exhibit A-2	Performance Deposit Escrow Agreement
Exhibit A-3	Indemnity Deposit Escrow Agreement
Exhibit A-4	Title Defect Deposit Escrow Agreement
Exhibit B	Title Defects Procedures
Exhibit C-1	Leases
Exhibit C-2	Company Assets
Exhibit C-3	Carried Interest Agreement
Exhibit D	Wells
Exhibit E	Interim Operations Plan

Schedules:

Schedule 1.1	Knowledge of Seller
Schedule 3.3	Ownership of Interests
Schedule 4.2	No Conflict; Consents
Schedule 4.4	Litigation
Schedule 4.5	Financial Statements
Schedule 4.6	Absence of Certain Changes
Schedule 4.7	Taxes
Schedule 4.8	Material Contracts
Schedule 4.10	Environmental Matters
Schedule 4.11(a)	Compliance with Laws
Schedule 4.12	Insurance
Schedule 4.15	Bonds, Letters of Credit, Guarantees and Security Deposits
Schedule 6.2(a)	Transferred Contracts
Schedule 6.2(b)	Agreements to be Terminated
Schedule 6.10	Tag Along Rights
Schedule 6.17	Property Records Delivery Schedule

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of May 31, 2011, is between Hilcorp Resources Holdings, LP, a Delaware limited partnership (“Seller”), and Marathon Oil Company, an Ohio corporation (“Buyer”), and solely for the purposes of the covenants in Section 6.18, Hilcorp Energy Company, a Texas corporation (“HEC”).  Seller and Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

Recital:

Seller owns all of the issued and outstanding member interests (the “Interests”) of Hilcorp Resources, LLC, a Delaware limited liability company (the “Company”), and Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Interests, on and subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties agree as follows:

Article 1.

Definitions and Rules of Construction

1.1 Definitions»

.  Capitalized terms used throughout this Agreement and not defined in this Section 1.1 have the meaning ascribed to them elsewhere in this Agreement or in the Schedules or Exhibits, including Section 1 of Exhibit B.  As used herein, the following terms shall have the following meanings:

“Adjustment Amount” means an amount equal to:  (i) the sum of (A) all costs, expenses, and other expenditures incurred by or on behalf of Seller or the Company on or after May 1, 2011 and paid prior to the Closing Date in respect of owning, developing, operating, and maintaining the Company Assets (including the renewal and extension of leases) (in accordance with the relevant operating agreement, where applicable), including development costs and expenditures related to confirming title, permitting, drilling, completing, fracturing, testing, deepening, plugging back, side tracking, reworking, and operating wells on the Company Assets, costs associated with gathering, transporting, processing, and marketing production from the Company Assets, ad valorem, production, and severance taxes, and interest costs, commitment fees (including those for unused borrowings and increasing the Company’s borrowing base) and letter of credit fees related to Indebtedness for Borrowed Money of the Company, but excluding all obligations with respect to Hedge Contracts, (B) costs of acquiring additional oil, gas, and mineral leases (including purchase money, lease bonus payments, broker fees, and other similar costs or payments) during the Interim Period, (C) amounts incurred by or on behalf of Seller or the Company during the Interim Period and paid to HEC (1) as overhead charges under operating agreements (and accounting procedures) relating to or covering the Company Assets and (2) under [Omitted], and (D) the amount of cash on hand and cash equivalents in lock boxes or otherwise in the possession of the Company at Closing, plus deposits with third parties and any checks in transit; less (ii) the sum of (X) all income, revenues, and proceeds received by the Company prior to the Closing Date and attributable to the Interim Period, including the sale of hydrocarbons produced from the Company Assets during the Interim Period, (Y) the Resolved Title Defect Amount, and (Z) any insurance proceeds received by the Company prior to the Closing Date and attributable to losses during the Interim Period.  For purposes of clarity, a positive Adjustment Amount will increase the Base Purchase Price at Closing and a negative Adjustment Amount will decrease the Base Purchase Price at Closing.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise.  For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.  For purposes of this Agreement, Kohlberg, Kravis & Roberts Co. and its Affiliates (other than Seller or the Company) shall not be deemed Affiliates of HEC or any of its Affiliates.

“Agreement” is defined in the preamble to this Agreement.

“Allocation” is defined in Section 2.10.

“Arbitrator’s Closing Balance Sheet” is defined in Section 2.9(b).

“Arbitrator’s Closing Statement” is defined in Section 2.9(b).

“Assignment Agreement” means the Assignment Agreement attached hereto as Exhibit A-1.

“Audited Financial Statement” is defined in Section 4.5(a).

“Base Purchase Price” is defined in Section 2.2.

“Business Day” means any day that is not a Saturday, Sunday, or legal holiday in the States of Texas and New York and that is not otherwise a federal holiday in the United States.

“Buyer” is defined in the preamble to this Agreement.

“Buyer Indemnified Parties” is defined in Section 9.1(a).

“Claim Notice” is defined in Section 9.3(a).

“Closing” is defined in Section 2.8.

“Closing Balance Sheet” is defined in Section 2.9(a).

“Closing Date” is defined in Section 2.8.

“Closing Payment” is defined in Section 2.4.

“Closing Statement” is defined in Section 2.5.

“Closing Statement Arbitrator” is defined in Section 2.9(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the recital of this Agreement.

“Company Assets” means the Leases described in Exhibit C-1; the Wells described in Exhibit D; the Equipment; the Material Contracts; Permits held by the Company; any surface fee interests, easements, licenses, servitudes, rights-of-way, surface leases, and other surface rights or interests appurtenant to, and owned by the Company for use in connection with, the Leases and Wells; hydrocarbons produced from or attributable to, the Leases or Wells; the Company Records; and any other assets, properties, or rights owned by the Company, including the assets, properties, and interests described in Exhibit C-2.  For purposes of the representations and warranties of Seller in this Agreement, Company Assets shall not include any additional Leases (or related assets) acquired by the Company during the Restricted Period.

“Company Indebtedness” means all outstanding Indebtedness for Borrowed Money of the Company as of the Closing Date.

“Company LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of May 25, 2011, as amended from time to time.

“Company Records” is defined in Section 6.6.

“Confidentiality Agreement” means that certain confidentiality agreement, dated as of April 28, 2011, between Buyer and Company.

“Constituents of Concern” means petroleum substances (and any components, fractions or derivatives thereof), exploration and production wastes, and any other substance, in each case, to the extent defined or regulated as a hazardous substance, toxic substance, hazardous waste, hazardous material, radioactive material, radioactive waste, pollutant, or contaminant by any Environmental Law.

“Contract” means any written or legally binding oral agreement, commitment, lease, license, or other legally binding contractual undertaking.

“Deductible” means an amount equal to [Omitted] of the Base Purchase Price.

“Direct Claim” is defined in Section 9.3(d).

“Disclosure Schedule” means the schedules attached hereto.

“Dollars” and “$” mean the lawful currency of the United States.

“Environmental Laws” means all applicable Laws, including common law, relating to health, safety, the protection of the environment, natural resources, or threatened or endangered species, pollution, or its impacts on human health.

“Environmental Permits” means all permits, licenses, authorizations, certificates, and approvals of Governmental Authorities required by Environmental Laws for the conduct of the business of the Company.

“Equipment” means all equipment, machinery, buildings, fixtures, and other tangible personal property and improvements owned by the Company and located on the Lands or used or held for use in connection with the operation of the Company Assets or the production of oil or gas from the Leases and Wells.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Plan” means any (i) nonqualified deferred compensation plan (as described in Section 409A of the Code), (ii) any Employee Pension Benefit Plan (as described in Section 3(2) of ERISA), (iii) any Employee Welfare Benefit Plan (as described in Section 3(1) of ERISA), or (iv) any bonus, deferred compensation, incentive compensation, stock option, severance or termination pay arrangement.

“Escrow Agent” means JPMorgan Chase Bank, N.A.

“Estimated Adjustment Amount” is defined in Section 2.5.

“Excepted Employees” is defined in Section 6.19.

“Excepted Matters” is defined in Section 9.2(a).

“Final Closing Balance Sheet” is defined in Section 2.9(b).

“Final Closing Statement” is defined in Section 2.9(b).

“Final Settlement Date” is defined in Section 2.9(a).

“Financial Statement” is defined in Section 4.5(b).

“GAAP” means generally accepted accounting principles of the United States, consistently applied.

“Governmental Authority” means any federal, state, municipal, local, or similar governmental authority, regulatory or administrative agency, court, or arbitral body.

“HEC” is defined in the preamble to this Agreement.

“Hedge Contracts” means the Contracts listed in Part II of Schedule 4.8 and any other hedge or swap Contracts entered into by the Company after the date hereof and in the ordinary course of business in connection with Indebtedness for Borrowed Money of the Company.

“Hilcorp Marks” means the name “Hilcorp” and other trademarks, service marks, and trade names owned by Seller or its Affiliates.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

 “Indebtedness for Borrowed Money” means all obligations to any Person for borrowed money, including any obligation to reimburse any bank or other Person in respect of amounts paid or payable under a standby letter of credit.

“Indemnified Party” is defined in Section 9.3(a).

“Indemnifying Party” is defined in Section 9.3(a).

“Indemnity Deposit” means an amount equal to [Omitted] of the Base Purchase Price.

“Indemnity Deposit Escrow Account” means the account maintained by the Escrow Agent and initially funded with the Indemnity Deposit.

“Indemnity Deposit Escrow Agreement” is defined in Section 2.6.

“Interests” is defined in the recital of this Agreement.

“Interim Operations Plan” is defined in Section 6.1(a).

“Interim Period” means the period from and including May 1, 2011 to and including the Closing Date.

“IRS” means Internal Revenue Service of the United States.

“Knowledge” means, as to Seller, the actual knowledge of those Persons listed in Schedule 1.1 as of the date of this Agreement.

“Lands” means the lands covering the Leases described in Exhibit C-1.

“Law” means any applicable statute, writ, law, rule, regulation, ordinance, Order, judgment, injunction, award, determination, or decree of a Governmental Authority, in each case as in effect on and as interpreted on the date of this Agreement.

“Liens” means liens, pledges, options, mortgages, deeds of trust, or security interests.

“Losses” is defined in Section 9.1(a).

[Omitted].

“Material Adverse Effect” means, with respect to any Person, any circumstance, change, or effect that is materially adverse to the business, operations, assets, or financial condition of such Person taken as a whole, but shall exclude any circumstance, change, or effect resulting or arising from: (i) any general change in conditions in the industries or markets in which the Company operates; (ii) seasonal reductions in revenues and/or earnings of Seller and the Company in the ordinary course of their business; (iii) any adverse change, event, or effect on the global, national, or regional energy industry as a whole, including those impacting energy prices or the value of oil and gas assets and properties or other commodities, goods, or services, or the availability or costs of hedges; (iv) national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (v) changes in Law, GAAP, or the interpretation thereof; (vi) the entry into or announcement of this Agreement, actions contemplated by this Agreement, or the consummation of the transactions contemplated hereby (provided that the exceptions in this clause (vi) shall not be deemed to apply to references to Material Adverse Effect in the representations and warranties set forth in Section 4.2); (vii) any failure to meet internal or third party projections or forecasts or revenue or earnings or reserve predictions (provided that the foregoing shall not prevent any determination that the facts underlying any such failure have a Material Adverse Effect); (x) changes or developments in financial or securities markets or the economy in general; or (xi) effects of weather, meteorological events, natural disasters, or other acts of God, except to the extent such circumstance, change, or effect resulting or arising from clauses (i), (iii), or (iv) above materially and disproportionately affects such Person relative to other participants in the onshore oil and gas exploration and production industry in Texas.

“Material Contracts” is defined in Section 4.8.

“Notice of Disagreement” is defined in Section 2.9(a).

“Notices” is defined in Section 11.1.

“Order” means any order, judgment, injunction, ruling, sentence, subpoena, writ or award issued, made, entered or rendered by any court, administrative agency, or other Governmental Authority or by any arbitrator.

“Organizational Documents” means any charter, certificate of incorporation, articles of association, partnership agreements, limited liability company agreements, bylaws, operating agreement, or similar formation or governing documents and instruments.

“Party” and “Parties” are defined in the preamble of this Agreement

“Payoff Amount” is defined in Section 6.11.

“Payoff Letters” is defined in Section 6.11.

“Performance Deposit” is defined in Section 2.3.

“Performance Deposit Escrow Account” means the account maintained by the Escrow Agent and initially funded with the Performance Deposit.

“Performance Deposit Escrow Agreement” is defined in Section 2.3.

“Permits” means authorizations, licenses, permits, or certificates issued by Governmental Authorities.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority, or other entity of any kind.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.  With respect to the Texas franchise Tax, for purposes of this Agreement, the Tax period shall mean the accounting period upon which the Tax is based (i.e., the calendar year, or any portion thereof) and not the privilege period for which the Tax is paid.

“Proceeding” means any action, suit, litigation, arbitration, lawsuit, claim, proceeding, hearing, inquiry, investigation, or dispute commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or any arbitrator.

“Purchase Price” is defined in Section 2.2.

“Representatives” means a Person’s directors, officers, partners, members, managers, employees, agents or advisors (including attorneys, accountants, consultants, bankers, financial advisors, and any representatives of those advisors).

“Resolution Firm” is defined in Section 2.10.

“Resolved Title Defect Amount” means, for purposes of the Adjustment Amount, the amount by which the sum of any Title Defect Amounts finally determined in accordance with the procedures in Exhibit B prior to or on the Closing Date exceeds the Deductible.

“Restricted Period” is defined in Section 6.1(a).

[Omitted]

“Selected Employees” is defined in Section 6.19.

“Seller” is defined in the preamble to this Agreement.

“Seller Indemnified Parties” is defined in Section 9.1(c).

“Specified Tax Representations” means clauses (viii) and (ix) of Section 4.7.

“Specified Taxes” means any Texas franchise Taxes.

“Straddle Period” means any Tax period that includes but does not end on (i) the Closing Date, in the case of income, franchise and similar Taxes, and (ii) April 30, 2011, in the case of all other Taxes.

“Tax Audit” means any audit, adjustment, claim, examination, assessment, contest or other proceeding with respect to Taxes.

“Tag Along Interests” is defined in Section 6.9.

“Tag Along Rights” is defined in Section 6.9.

“Tax Returns” means any report, return, election, document, estimated tax filing, declaration, claim for refund, information returns, or other filing provided to any Governmental Authority including any schedules or attachments thereto and any amendment thereof.

“Taxes” means all taxes, assessments, charges, duties, fees, levies, imposts or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, margins, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, real or personal property, excise, severance, windfall profits, customs, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative minimum, add-on, value-added, withholding and other taxes, any taxes of another Person for Texas franchise tax arising out of the Company’s inclusion in a combined tax report with such Person, and assessments, charges, duties, fees, levies, imposts or other similar charges of any kind, and all estimated taxes, deficiency assessments, additions to tax, penalties and interest with respect to taxes, whether disputed or otherwise.

“Third Party Claim” is defined in Section 9.3(a).

“Title Defect Deposit” is defined in Exhibit B.

“Title Defect Deposit Escrow Account” means the account maintained by the Escrow Agent and initially funded with the Title Defect Deposit.

“Title Defect Deposit Escrow Agreement” an escrow agreement substantially in form attached as Exhibit A-4.

“Unaudited Financial Statement” is defined in Section 4.5(b).

“United States” means United States of America.

1.2 Rules of Construction

(a) All article, section, schedule and exhibit references used in this Agreement are to articles and sections of, and schedules and exhibits to, this Agreement unless otherwise specified.  The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).  Terms defined in the singular have the corresponding meanings in the plural, and vice versa.  Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa.  The term “includes” or “including” shall mean “including without limitation.”  The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.

(c) The Parties acknowledge that each Party and its attorney have reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(d) The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(e) All references to currency herein shall be to, and all payments required hereunder shall be paid in, Dollars.

Article 2.

Purchase and Sale; Closing

2.1 Purchase and Sale of Interests»

.  Upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase and acquire from Seller, at the Closing, the Interests.   The Interests shall be transferred by Seller to Buyer by delivery of the Assignment Agreement at Closing.

2.2 Consideration»

.  In consideration for the purchase of the Interests, Buyer agrees to pay to Seller $3,500,000,000.00 (the “Base Purchase Price”), as adjusted by the Adjustment Amount (the Base Purchase Price as so adjusted, the “Purchase Price”).

2.3 Performance Deposit»

.  No later than 2:00 p.m., Houston, Texas time, on June 3, 2011, Buyer shall deliver to the Escrow Agent a deposit of [Omitted] (the “Performance Deposit”) in cash by wire transfer of immediately available funds for deposit to the Performance Deposit Escrow Account, to assure Buyer’s performance of its obligations hereunder.  The Performance Deposit together with any interest accrued thereon shall be held pursuant to this Agreement and an escrow agreement substantially in the form attached as Exhibit A-2 (the “Performance Deposit Escrow Agreement”) until Closing and shall be applied as a credit against the Closing Payment as provided in Section 2.4.  No less than two (2) Business days prior to Closing, Seller and Buyer shall provide a joint written instruction to the Escrow Agent to release the Performance Deposit, together with any interest accrued thereon, to Seller at the Closing.  If this Agreement is terminated without a Closing, then the distribution of the Performance Deposit shall be governed by the provisions of Section 10.2, and Seller and Buyer shall provide a joint written instruction to the Escrow Agent to release the Performance Deposit in accordance therewith.

2.4 Closing Payment»

.  At Closing, Buyer shall pay to Seller, in cash by wire transfer of immediately available funds to the account or accounts designated by Seller an amount equal to the Base Purchase Price as adjusted by the Estimated Adjustment Amount (as provided in Section 2.5 below) less the Performance Deposit (together with any interest accrued thereon) received by Seller on or prior to Closing, the Indemnity Deposit, and the Title Defect Deposit, if any (such amount, in the aggregate, the “Closing Payment”).

2.5 Closing Statement»

.  Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Closing Statement”) showing the estimated Adjustment Amount (using actual numbers and amounts where available, and using Seller’s good faith estimate of other amounts, where actual amounts are not available) (the “Estimated Adjustment Amount”).

2.6 Closing Deposits»

.  Buyer agrees to pay to the Escrow Agent, at the Closing, in cash by wire transfer of immediately available funds (i) the Indemnity Deposit for deposit to the Indemnity Deposit Escrow Account and (ii) any Title Defect Deposit for deposit into the Title Defect Deposit Escrow Account.  The Indemnity Deposit plus any interest accrued thereon will be available to satisfy certain amounts owed by Seller to Buyer respecting indemnities under this Agreement in accordance with the terms of an escrow agreement substantially in the form attached as Exhibit A-3 (the “Indemnity Deposit Escrow Agreement”) and the Title Defect Deposit plus any interest accrued thereon will be available to satisfy any Title Defect Amounts owed by Seller to Buyer under Exhibit B in respect of claims for Title Defect Amounts that are not finally determined prior to Closing.

2.7 Repayment of Company Indebtedness»

.  In connection with the Closing, Seller shall cause the Company to pay the applicable portion of the Payoff Amount to the applicable Persons pursuant to the terms of the Payoff Letters.  If requested by Seller, Buyer shall wire a portion of the Closing Payment directly to the applicable lenders to pay the Payoff Amount.

2.8 Closing»

.  The closing of the sale and transfer of the Interests to Buyer as contemplated by this Agreement (the “Closing”) shall take place at the offices of Hilcorp Energy Company, 1201 Louisiana, Suite 1400, Houston, Texas 77002, on the later of (i) the third (3rd) Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties set forth in Section 8.1 and Section 8.2 or (ii) November 1, 2011, or such other date as Buyer and Seller may mutually determine (the date on which the Closing occurs is referred to herein as the “Closing Date”).

2.9 Post-Closing Adjustment.

(a) Revised Closing Statement.  On or before the date that is seventy (75) days after the Closing Date, Seller shall prepare and deliver to Buyer a revised Closing Statement setting forth the final Adjustment Amount as of the Closing Date accompanied by an unaudited balance sheet of the Company as of the Closing Date, prepared in accordance with GAAP and the Company’s past practices, consistently applied (the “Closing Balance Sheet”).  Seller shall provide to Buyer such data and information as Buyer may reasonably request supporting the amounts reflected on the revised Closing Statement and the Closing Balance Sheet (and reasonable access to Seller’s personnel, including internal accountants) to permit Buyer to perform or cause to be performed an audit of the Closing Statement and the Closing Balance Sheet, at Buyer’s expense.  The revised Closing Statement and the Closing Balance Sheet shall become final and binding upon the Parties on the date (the “Final Settlement Date”) that is forty-five (45) days following receipt thereof by Buyer unless Buyer gives Notice of its disagreement (“Notice of Disagreement”) to Seller prior to such date.  Any Notice of Disagreement shall specify in reasonable detail the dollar amount, nature, and basis of any disagreement so asserted.  If a Notice of Disagreement is received by Seller by the date specified in the immediately preceding sentence, then the Closing Statement and the Closing Balance Sheet (as revised in accordance with paragraph (b) below) shall become final and binding on the Parties on, and the Final Settlement Date shall be, the earlier of (1) the date upon which Seller and Buyer agree in writing with respect to all matters specified in the Notice of Disagreement and (2) the date upon which the Arbitrator’s Closing Statement and Arbitrator’s Closing Balance Sheet (each hereinafter defined) are issued by the Closing Statement Arbitrator (hereinafter defined).

(b) Final Closing Statement and Final Closing Balance Sheet.  During the forty-five (45) days following the date upon which Seller receives a Notice of Disagreement, Seller and Buyer shall use commercially reasonable efforts to attempt to resolve in writing any differences that they may have with respect to all matters specified in the Notice of Disagreement.  If at the end of such forty-five (45) day period (or earlier by mutual agreement), Buyer and Seller have not reached agreement on such matters, the matters that remain in dispute (and only such matters) shall promptly be submitted to KPMG LLP (the “Closing Statement Arbitrator”) for review and final and binding resolution.  If KPMG LLP is unable or unwilling to serve as an arbitrator hereunder, then Seller and Buyer shall, in good faith, mutually agree upon an independent national accounting firm who has not represented either Party at any time during the five (5) year period of time immediately preceding its designation hereunder, to serve as the Closing Statement Arbitrator.  Buyer and Seller shall, not later than seven (7) days prior to the hearing date set by the Closing Statement Arbitrator, each submit a written brief to the Closing Statement Arbitrator (and a copy thereof to the other Party on the same day) with dollar figures for settlement of the disputes as to the amount of the adjusted Adjustment Amount (together with a proposed Closing Statement and Closing Balance Sheet that reflects such figures) consistent with their respective calculations delivered pursuant to Section 2.9(a). The hearing shall be conducted on a confidential basis.  The Closing Statement Arbitrator shall consider only those items or amounts in the Closing Statement and Closing Balance Sheet which were identified in the Notice of Disagreement and which remain in dispute and the Closing Statement Arbitrator’s decision resolving the matters in dispute shall be based upon and be consistent with the terms and conditions in this Agreement.  In deciding any matter, the Closing Statement Arbitrator (i) shall be bound by the provisions of this Section 2.9 and the related definitions and (ii) may not assign a value to any disputed item greater than the greatest value for such item claimed by either Seller or Buyer or less than the smallest value for such item claimed by Seller or Buyer in their respective calculations delivered pursuant to Section 2.9(a). The Closing Statement Arbitrator shall render a decision resolving the matters in dispute (which decision shall include a written statement of findings and conclusions) promptly after the conclusion of the hearing, unless the Parties reach agreement prior thereto and withdraw the dispute from arbitration.  The Closing Statement Arbitrator shall provide to the Parties explanations in writing of the reasons for its decisions regarding the adjusted Adjustment Amount and shall issue the Final Closing Statement and Final Closing Balance Sheet (each defined below) reflecting such decision.  The decision of the Closing Statement Arbitrator shall be (i) final and binding on the Parties and (ii) final and non-appealable for all purposes hereunder; provided, however, that such decision may be reviewed, corrected or set aside by a court of competent jurisdiction, but only if and to the extent that the Closing Statement Arbitrator is found by such court of competent jurisdiction to have made mathematical errors with respect to its decision.  The cost of any arbitration (including the fees and expenses of the Closing Statement Arbitrator) under this Section 2.9(b) shall be borne entirely by the Party awarded the smaller percentage of the disputed amount by the Closing Statement Arbitrator. The fees and disbursements of Seller’s independent auditors and other costs and expenses incurred in connection with the services performed with respect to the Closing Statement and Closing Balance Sheet shall be borne by Seller and the fees and disbursements of Buyer’s independent auditors and other costs and expenses incurred in connection with their preparation of the Notice of Disagreement shall be borne by Buyer.  As used in this Agreement, the terms “Final Closing Statement” and “Final Closing Balance Sheet” shall mean the revised Closing Statement and the revised Closing Balance Sheet, respectively, described in Section 2.9(a), as prepared by Seller and as may be subsequently adjusted to reflect any subsequent written agreement between the parties with respect thereto, or if submitted to the Closing Statement Arbitrator, the Arbitrator’s Closing Statement (the “Arbitrator’s Closing Statement”) and the Arbitrator’s Closing Balance Sheet (the “Arbitrator’s Closing Balance Sheet”), each as described in this Section 2.9(b).

(c) Final Settlement.  If the amount of the adjusted Adjustment Amount as set forth on the Final Closing Statement exceeds the amount of the Estimated Adjustment Amount paid at Closing, then, within thirty (30) days after the Final Settlement Date, Buyer shall pay to Seller the amount by which the Adjustment Amount as set forth on the Final Closing Statement exceeds the Estimated Adjustment Amount paid at Closing.  If the amount of the adjusted Adjustment Amount as set forth on the Final Closing Statement is less than the Estimated Adjustment Amount paid at Closing, then Seller shall pay to Buyer, within five (5) days after the Final Settlement Date, the amount by which the adjusted Adjustment Amount, as set forth on the Final Closing Statement, is less than the Estimated Adjustment Amount shown in the Closing Statement.  Any post-Closing payment made pursuant to this Section 2.9(c) shall be made by means of a wire transfer of immediately available funds to a bank account designated by the Party receiving the funds

2.10 Purchase Price Allocation »

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(a) The Parties agree that the transactions contemplated hereby will be treated for federal income Tax purposes as a purchase and sale of the assets of the Company.  On or prior to Closing, Seller shall provide to Buyer a schedule setting forth a proposal for an allocation of a portion of the Purchase Price (including any assumed liabilities) among the classes of Company Assets on IRS Form 8594 in accordance with Section 1060 of the Code and the U.S. Treasury Regulations promulgated thereunder (the “Allocation”).  If within thirty (30) days after Closing, Buyer notifies Seller in writing that Buyer objects to the allocation set forth in the Allocation, identifying in such writing  Buyer’s detailed objections, Buyer and Seller shall use commercially reasonable efforts to resolve such dispute within fifteen (15) days thereafter.  In the event that Buyer and Seller are unable to resolve such dispute within such  fifteen (15) days, Buyer and Seller shall submit such disputed items for resolution to a mutually agreed internationally recognized national investment banking or accounting firm (“Resolution Firm”); which shall, within thirty (30) days after submission, report to Buyer and Seller its determination on such disputed allocations.  The allocations determined by the Resolution Firm shall be conclusive and binding upon Buyer and Seller.  Each of Buyer and Seller shall bear all fees and costs incurred by it in connection with the disputed allocations, except that all costs and expenses of the Resolution Firm relating to the disputed allocations shall be borne equally by Buyer and Seller.

(b) If an adjustment is made to the Purchase Price pursuant to this Agreement, the Allocation shall be adjusted accordingly in accordance with Section 1060 of the Code and as mutually agreed by  Buyer and Seller based solely on such adjustment. In the event that an agreement with respect to any adjustment is not reached within thirty (30) days after the Final Settlement Date, any disputed items shall be resolved in the manner described in Section 2.10(a).

(c) Seller and Buyer shall report consistently with the Allocation in all Tax Returns, including IRS Form 8594, which Seller and Buyer shall timely file with the IRS, and neither Seller nor Buyer shall take any position in any such return that is inconsistent with the Allocation, as adjusted, in each case, unless required to do so by a final determination as defined in Section 1313 of the Code, or otherwise with the written consent of the other Party.  Not later than ten (10) days prior to the filing of their respective IRS Forms 8594 relating to this transaction, each Party shall deliver to the other Party a copy of its IRS Form 8594.

Article 3.

Representations and Warranties Relating to Seller

Except as disclosed in the Disclosure Schedule, Seller hereby represents and warrants to Buyer as follows:

3.1 Organization of Seller»

.  Seller is duly formed, validly existing, and in good standing under the laws of the jurisdiction of its organization or formation.

3.2 Authorization; Enforceability»

.  Seller has full capacity, power, and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement, and the performance of the transactions contemplated hereby, have been duly and validly authorized on the part of Seller, and no other proceeding on the part of Seller is necessary to authorize this Agreement or performance of the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Seller, (and all documents required hereunder to be executed and delivered by Seller at the Closing will be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing each such document will constitute, a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

3.3 Ownership of Interests»

.  Except as set forth on Schedule 3.3,:

(i) Seller holds of record and owns beneficially the Interests, free and clear of all Liens (other than restrictions under federal and state securities laws).

(ii) Seller is not a party to any option, warrant, purchase right, or other contract or commitment (other than this Agreement) that could require Seller to sell, transfer, or otherwise dispose of the Interests.  Other than this Agreement and the Company LLC Agreement, the Interests are not subject to any voting agreement or other contract, agreement, arrangement, commitment, or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Interests.

(iii) Upon the occurrence of the Closing, the delivery of the Interests to Buyer in accordance with the terms of this Agreement will transfer good and marketable title to the Interests free and clear of any Liens (other than restrictions under federal and state securities laws).

Article 4.

Representations and Warranties Relating to the Company

Except as disclosed in the Disclosure Schedule, Seller hereby represents and warrants to Buyer as follows:

    [Omitted]

Article 5.

Representations and Warranties Relating to Buyer

Buyer hereby represents and warrants to Seller as follows:

5.1 Organization of Buyer»

.  Buyer is a corporation, incorporated, validly existing and in good standing under the laws of Ohio.

5.2 Authorization; Enforceability»

.  Buyer has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement, and the performance of the transactions contemplated hereby have been duly and validly authorized and approved by Buyer, and no other corporate proceeding on the part of Buyer is necessary to authorize this Agreement.  This Agreement has been duly and validly executed and delivered by Buyer (and all documents required hereunder to be executed and delivered by Buyer at the Closing will be duly executed and delivered by Buyer), and this Agreement constitutes, and at the Closing each such document will constitute, a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

5.3 No Conflict; Consents»

.  Except as would not reasonably be expected to prevent, impede, or materially delay the ability of Buyer to enter into and perform its obligations under this Agreement, the execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby by Buyer do not and shall not:

(i) violate any Law applicable to Buyer or require any filing with, consent, approval or authorization of, or, notice to, any Governmental Authority;

(ii) violate any Organizational Document of Buyer; or

(iii) require any filing with or permit, consent or approval of, or the giving of any notice to, any Person.

5.4 Litigation»

.  Except as would not reasonably be expected to prevent, impede, or materially delay the ability of Buyer to enter into and perform its obligations under this Agreement, Buyer (i) is not subject to any outstanding injunction, judgment, Order, decree, ruling or charge, (ii) is not a party to a Proceeding, and, (iii) to the knowledge of Buyer, has not been threatened with any Proceeding.

5.5 Brokers’ Fees»

.  Buyer and its Affiliates have not entered into any Contract with any Person that would require the payment by Seller or its Affiliates of any brokerage fee, finders’ fee, or other commission in connection with the transactions contemplated by this Agreement.

5.6 Financial Ability»

.  Buyer has, through a combination of cash on hand and funds available under existing lines of credit, funds sufficient to fund the consummation of the transactions contemplated by this Agreement and satisfy all other costs and expenses in connection herewith.

5.7 Securities Law Compliance»

.  Buyer (i) is acquiring the Interests for its own account and not with a view to distribution in violation of applicable securities laws, (ii) has sufficient knowledge and experience in financial and business matters so as to be able to evaluate the merits and risk of an investment in the Interests and is able financially to bear the risks thereof, and (iii) understands that the Interests will, upon purchase, be characterized as “restricted securities” under state and federal securities laws and that under such laws and applicable regulations the Interests may be resold without registration under such laws only in certain limited circumstances.

5.8 Buyer’s Independent Investigation»

.  Buyer and its Representatives have undertaken an independent investigation and verification of the Company Assets and the business, operations, and financial condition of the Company.  Except for the representations and warranties made by Seller and the Company in this Agreement, Buyer acknowledges that there are no representations or warranties, express or implied, as to the Company Assets or the condition (financial or otherwise), assets, liabilities, operations, business or prospects of the Company.

Article 6.

Covenants

6.1 Conduct of Business

»

(a) Operations before Closing.  Except as provided in this Agreement, during the period from and including the date hereof until and including the Closing Date (the “Restricted Period”), without the prior written consent of Buyer, Seller shall cause the Company to, in all material respects, (i) operate the Company Assets in the ordinary course and in a manner substantially consistent with the interim operations plan as set forth in Exhibit E (the “Interim Operations Plan”) and (ii) use reasonable efforts to preserve intact its business and the Company Assets, consistent with available resources (including financial resources), (iii) use commercially reasonable efforts to operate its business and maintain the Company Assets in accordance with all Laws, including Environmental Laws (including Environmental Permits), currently in effect, or as may be amended or come into effect prior to the Closing, (iv) use commercially reasonable efforts to preserve their existing beneficial relationships with agents, vendors, lessors, contractors, suppliers and customers, (v) promptly notify Buyer of any material emergency or other material change in or affecting the Company’s business or the Company Assets, including any material Claim asserted or material Proceeding initiated against Seller with respect to the business of the Company or the Interests or against the Company, and (vi) use its reasonable best efforts to maintain insurance coverage on the Company Assets in the amounts and of the types currently in force.

(b) Restricted Activities. Without the prior written consent of Buyer or as otherwise permitted by the Interim Operations Plan, Seller shall cause the Company not to take any action to:

(i) amend its Organizational Documents;

(ii) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(iii) change its accounting methods, policies, or practices, except as required by applicable Law;

(iv) sell, transfer, abandon, farmout, lease, encumber (other than Permitted Encumbrances or Liens for Indebtedness for Borrowed Money), exchange or otherwise dispose of any of the Company Assets (other than the sale of hydrocarbons produced from wells included in the Company Assets, the sale of worn-out or obsolete equipment, spare parts, or minor or insignificant assets, assignments of Company Assets as required by the terms of applicable agreements in existence as of May 1, 2011 and pooling or unitization of Company Assets with properties of unrelated third parties);

(v) merge or consolidate with, or purchase substantially all of the assets or business of, or equity interests in, or make an investment in any Person (other than extensions of credit to customers in the ordinary course of business);

(vi) issue or sell any equity interests, notes, bonds, or other securities of the Company, or any option, warrant or right to acquire same or declare or pay any dividend or distribution to any Person on or with respect to its equity interests;

(vii) terminate or voluntarily relinquish any material permit, license, or other authorization from any Governmental Authority necessary for the Company’s conduct of its business;

(viii) incur any Indebtedness for Borrowed Money or purchase money indebtedness, whether or not evidenced by a note, bond, debenture or similar instrument (nor enter into any guarantees with respect to any such indebtedness), except any such indebtedness that will be paid in full at or prior to the Closing;

(ix) hire any employees;

(x) enter into any Contract that would have been a Material Contract if it would have been in effect on the date hereof, [Omitted]

(xi) amend, modify or terminate any Material Contract or otherwise waive, release or assign any material rights, Claims or benefits of Seller or the Company under any Material Contract, [Omitted]

(xii)  enter into any derivative, option, hedge or futures contracts;

(xiii) make or commit to any operation reasonably anticipated by Seller to require future capital expenditures by the Company in excess of [Omitted], individually, and [Omitted], in the aggregate;

(xiv)  grant or create any preferential right to purchase or restrictions or required third party consents applicable to the Company Assets [Omitted] or the transactions contemplated by this Agreement;

(xv) make acreage acquisitions;

(xvi) abandon wells, dismantle or decommission material facilities, close pits and restore the surface of such wells, facilities, and pits, except as required by applicable Laws or Contracts; or

(xvii) agree, whether in writing or otherwise, to do any of the foregoing.

[Omitted]

6.2 Transferred and Terminated Contracts»

.  On or before the Closing Date, Seller shall cause (a) each of the Contracts listed in Schedule 6.2(a) to be assigned and transferred to, and assumed by, the Company and (b) each of the Hedge Contracts, [Omitted], and the Contracts listed in Schedule 6.2(b) to be terminated.

6.3 Access and Title Examination»

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(a) Access.  From June 8, 2011 through the Closing, Seller shall afford to Buyer and its authorized Representatives (i) reasonable access, during normal business hours and in such manner as not to unreasonably interfere with normal operation of the Company’s business, to the properties, books, contracts, and records of Seller and the Company and to the appropriate officers and employees of Affiliates of Seller and the Company and shall furnish such authorized Representatives with all financial and operating data and other information concerning the affairs of Seller and the Company as Buyer and such Representatives may reasonably request and (ii) such access as is contemplated by the Interim Operations Plan.  Seller shall have the right to have a Representative present at all times during any such inspections, interviews, and examinations.  Additionally, Buyer shall hold in confidence all such information on the terms and subject to the conditions contained in the Confidentiality Agreement.  Notwithstanding the foregoing, Buyer shall have no right of access to, and Seller shall have no obligation to provide to Buyer, information relating to: (i) bids received from others in connection with the transactions contemplated by this Agreement (or similar transactions) and information and analyses (including financial analyses) relating to such bids; (ii) any information the disclosure of which would jeopardize any privilege available to Seller or the Company relating to such information or would cause Seller or the Company to breach a confidentiality obligation; or (iii) any information the disclosure of which would result in a violation of Law.  Further, Buyer shall have no right to perform or conduct any environmental sampling or other invasive environmental investigation on or about any of the Assets without the prior written consent of Seller. All requests for information made under this Section 6.3(a) shall be directed to the Person designated by Seller in a Notice delivered to Buyer, and all such information provided shall be subject to the Confidentiality Agreement.

(b) Title Review.  Buyer shall have the right to examine the title to the Company Assets in accordance with the procedures in Exhibit B.

(c) Indemnity.  Buyer shall indemnify the Seller Indemnified Parties and their Representatives from and against Losses arising out of or in connection with any site visits or inspections of the Company Assets or any other properties of any Seller Indemnified Party by Buyer and its Representatives, even if caused by the sole, joint, and/or concurrent negligence, strict liability, or other fault (except for the gross negligence or willful misconduct) of the Seller Indemnified Parties.

6.4 Third Party Approvals»

.  Buyer and Seller shall (and shall each cause their respective Affiliates to) use reasonable efforts to obtain all material consents and approvals of third parties that any of Buyer, Seller, or their Affiliates are required to obtain to consummate the transactions contemplated hereby.

6.5 Regulatory Filings »

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(a) HSR Filing.  Promptly, and in any event within fifteen (15) Business Days after the date hereof, the Parties shall make filings required of Buyer, Seller, and the Company to obtain expiration or early termination of the waiting period under the HSR Act in respect of the transactions contemplated hereunder.  The filing fees required under the HSR Act shall be at Buyer’s sole cost and expense.

(b) HSR Actions.  From the date of this Agreement until the Closing, the Parties shall:

(i) comply, as promptly as is reasonably practicable, with any requests received by such Party or any of its Affiliates under the HSR Act and any other Laws for additional information, documents or other materials.

(ii) cooperate with the other Party and furnish all information in such Party’s possession that is necessary in connection with such other Party’s filings;

(iii) promptly inform the other Party of any communication from or to, and any proposed understanding or agreement with, any Governmental Authority in respect of such filings;

(iv) consult and cooperate with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and opinions made or submitted by or on behalf of any Party in connection with all meetings, actions and proceedings with Governmental Authorities relating to such filings;

(v) use reasonable best efforts to cause the expiration of the notice or waiting periods under the HSR Act and, if applicable, any other Laws with respect to the transactions contemplated by this Agreement as promptly as is reasonably practicable;

(vi) use reasonable best efforts to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement (but Seller and Company shall not be required to agree to any undertaking or restriction that would take effect prior to, or not be conditioned upon, consummation of the Closing); and

(vii) use reasonable best efforts to contest and resist any action or proceeding instituted (or threatened in writing to be instituted) by any Governmental Authority challenging the transactions contemplated by this Agreement as in violation of any Law.

(c) Notice.  If a Party intends to participate in any meeting with any Governmental Authority with respect to such filings, it shall give the other Party reasonable prior Notice of such meeting and if commercially practicable, an opportunity to attend such meeting.

6.6 Books and Records»

  From and after the Closing:

(a) Seller agrees to use commercially reasonable efforts to deliver to Buyer at or as soon as practicable after the Closing, to the extent permitted by applicable Laws and Contracts, all of the historical books and records of the Company (the “Company Records”), including all data, information, software, books, files, and records of the Company, including production records, operating records, correspondence, Tax Returns (other than Tax Returns relating to income or Texas franchise Taxes) and records, lease records, well logs and other records; prospect files; title records (including abstracts of title, title opinions and memoranda, and title curative documents related to the Company Assets); contract files; and geological and seismic data (including interpretive data), maps, electric logs, core data, pressure data and decline curves.

(b) Seller may retain a copy of any or all of the data room materials and the Company Records.

(c) Buyer shall preserve and keep a copy of all data room materials and the Company Records in Buyer’s possession for a period of at least seven (7) years after the Closing Date.  After such seven (7) year period, before Buyer shall dispose of any such data room materials or Company Records, Buyer shall give Seller at least ninety (90) days’ Notice to such effect, and Seller shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such data room materials and Company Records as Seller may select.  Buyer shall provide to Seller, at no cost or expense to Seller, full access to such data room materials and Company Records as remain in Buyer’s possession and full access to the properties and employees of Buyer and the Company in connection with matters relating to the business or operations of the Company on or before the Closing Date and any disputes relating to this Agreement.

6.7 Use of Hilcorp Marks»

.  Hilcorp Marks will appear on some of the Company Assets, including signage on the Company Assets.  Buyer acknowledges and agrees that it obtains no right, title, interest, license, or any other right whatsoever to use the Hilcorp Marks.  Buyer shall, within ninety (90) days after the Closing Date, remove the Hilcorp Marks from the Company Assets, including signage, and provide written verification thereof to Seller promptly after completing such removal.  Buyer agrees never to challenge Seller’s (or its Affiliates’) ownership of the Hilcorp Marks or any application for registration thereof or any registration thereof or any rights of Seller or its Affiliates therein as a result, directly or indirectly, of its ownership of the Company.  Buyer will not do any business or offer any goods or services under the Hilcorp Marks.  Buyer will not send, or cause to be sent, any correspondence or other materials to any Person on any stationery that contains any Hilcorp Marks or otherwise operate the Company in any manner which would or might reasonably be expected to confuse any Person into believing that Buyer has any right, title, interest, or license to use the Hilcorp Marks.  Promptly after Closing, Buyer shall change the name of the Company to remove (and not use) the Hilcorp Marks.

6.8 Insurance»

  During the Restricted Period, Buyer and Seller shall cooperate and coordinate to ensure that the insurance policies currently maintained by, or on behalf of, the Company, including the policies set forth on Schedule 4.12, remain in full force and effect (a) throughout the Restricted Period, and (b) following Closing to the extent necessary to satisfy any insurable liabilities in respect of the period prior to Closing that remain with the Company.  Promptly after signing, Seller shall use its reasonable best efforts to name Buyer as an additional insured under the policies set forth on Schedule 4.12.  In addition, during the Restricted Period, Seller shall, and Seller shall cause the Company to, use its commercially reasonable efforts to notice and pursue claims that the Company is entitled to pursue under the policies set forth on Schedule 4.12.  Subject to the transitional insurance coverage arrangements that may be agreed upon between Buyer and Seller, at Closing Seller shall be entitled to terminate or modify the insurance policies described in Schedule 4.12 to exclude coverage of the Company, subject to Buyer’s right to purchase an extended notice endorsement (at Buyer’s cost) under the policies, and Buyer will obtain its own insurance coverage with respect to the Company, except with respect to the Director’s and Officer’s insurance policies shown in Schedule 4.12, which shall not be terminated by Seller unless requested by Buyer.  Further, after Closing, upon reasonable prior written notice from Buyer, Seller will (and will cause its Affiliates to) as reasonably requested by Buyer take all reasonable actions to notice and pursue any claims under the insurance policies currently maintained by, or on behalf of, the Company, including the policies described in Schedule 4.12 (and Buyer shall provide Seller with its reasonable cooperation in connection with such actions) to allow Buyer to benefit from any insurance proceeds payable to the Company as a named insured under such insurance policies.  Buyer shall reimburse Seller and its Affiliates for all costs and expenses to notice and pursue the claims under preceding sentence.

6.9 Tag Along Rights»

  Buyer acknowledges and recognizes that certain Company Assets are burdened by the tag along rights described in Schedule 6.9 (the “Tag Along Rights”) which may provide the Person identified therein certain rights to sell such Person’s interests in such Company Assets (the “Tag Along Interests”) in connection with the consummation of the transactions contemplated hereunder.  On or before Closing, if applicable to the consummation of the transactions contemplated hereunder, Buyer agrees to comply with such Tag Along Rights and make an offer to purchase the Tag Along Interests on the terms provided therein, and if such offer is accepted by such Person, to purchase such Tag Along Interests and take such other actions as are necessary to comply with, or to cause the Company to comply with, such Tag Along Rights.

6.10 Company»

.  Within the period ending two (2) years after the Closing Date, Buyer will not liquidate, dissolve, merge, or consolidate the Company.

6.11 Company Indebtedness»

  In connection with the Closing, Seller shall cause the Company to negotiate and obtain payoff letters with respect to the Company Indebtedness (the “Payoff Letters”).  The Payoff Letters shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations (other than ordinary course and contingent indemnification obligations) related to the Company Indebtedness (the “Payoff Amount”), (ii) state that all Liens in connection therewith relating to the assets of the Company shall be, upon the payment of the Payoff Amount on the Closing Date, released and (iii) authorize the Company to file UCC-3 termination statements and mortgage releases in all applicable jurisdictions to evidence the release and termination of the Company Indebtedness. Seller shall cause the Company to deliver all notices and take all other actions necessary to facilitate the termination of obligations and commitments under the Company Indebtedness, the repayment in full of all obligations then outstanding thereunder, and the release of all Liens in connection therewith on the Closing Date.

6.12 Further Assurances»

  Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable, under applicable Law or otherwise, to consummate the transactions contemplated by this Agreement.  The Parties agree to, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Company to, execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement in accordance with the terms hereof.

6.13 Fees and Expenses»

  Except as otherwise provided in this Agreement, all fees and expenses, including fees and expenses of counsel, financial advisors, and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fee or expense.  For the avoidance of doubt, the Company shall not bear any costs or reimburse Seller for any fees and expenses incurred in connection with this Agreement or the transactions contemplated hereby.

6.14 Continuation of Operatorship»

  Seller shall use reasonable best efforts to assist Buyer in transferring operatorship under each applicable operating agreement from HEC to the Company at Closing, but Seller is providing no assurance to Buyer that the Company or the Buyer will become the operator of any or all of the Company Assets at Closing.  As soon as practicable following the Closing, Buyer shall make such filings with the applicable Governmental Authorities as may be required to change the record operator of such Company Assets.

6.15 Cooperation with Respect to Financial Statements»

.  During the Restricted Period and after the Closing, Seller shall (and shall cause the Company during the Restricted Period to) provide such reasonable cooperation as may be requested by Buyer with respect to modifications to the Financial Statements and preparation of such other financial information in such form and for such periods as may be required pursuant to the requirements of Regulation S-X of the SEC or other applicable U.S. federal securities Laws relating to Buyer’s acquisition of the Interests.  Any such modifications shall be made, and any such cooperation shall be provided, at Buyer’s expense, including reimbursement for reasonable costs of HEC’s employees and out-of-pocket expenses.

6.16 Replacement of Bonds, Letters of Credit, Guarantees, and Security Deposits»

(a) The Parties understand that none of the bonds, letters of credit, guarantees and security deposits, if any, posted by the Company or by Seller on behalf of the Company with any Governmental Authority or third Person and relating to the Company or the Company Assets are to be transferred to Buyer.

(b) On or before the Closing Date, Buyer shall use commercially reasonable efforts to obtain, or cause to be obtained in the name of the Company or Buyer, replacements for such bonds, letters of credit, guarantees and security deposits listed on Schedule 4.15, and shall cause, effective as of the Closing Date, the cancellation or return to Seller of the bonds, letters of credit, guarantees and security deposits posted (or supported) by Seller with respect to the Company or the Company Assets.

(c) In the case of clause (b), Buyer may also provide evidence that such replacements are not necessary as a result of existing bonds, letters of credit, guarantees or security deposits that Buyer has previously posted as long as such existing bonds, letters of credit, guarantees or security deposits are adequate to secure the release of those posted (or supported) by Seller.

6.17 Data Transfer»

  After the date hereof, the Parties and any consultants designated by Buyer shall work together to determine the most efficient manner to transfer data relating to the Company and the Company Assets to Buyer, including the delivery of the property records, information, and data set forth on Schedule 6.17.  Seller shall use its reasonable efforts to transfer such data to Buyer during the time frames set forth therein.

6.18 Restricted Area »

  Neither HEC nor any of its Affiliates shall, for a period of eighteen (18) months from and after the date hereof, directly or indirectly negotiate to acquire, acquire, or cause any other party to acquire an oil and gas lease or an interest in an oil and gas lease (including but not limited to any “top lease”) covering any of the same Lands within Atascosa, Bee, DeWitt, Gonzales, Karnes, Lavaca, Live Oak and McMullen Counties, Texas (i) in which the Company presently holds title to a Lease or other interest that is of record in the respective County courthouse, (ii) in which the Company presently operates or maintains a Well, or (iii) which are pooled with or directly contiguous to any such Lands as described in clauses (i) and (ii) above.  It is understood and agreed that the restrictions in this Section 6.18 apply only to HEC’s and its Affiliates’ leasing from mineral owners either directly or by third-party land brokerage firms working on behalf of HEC or its Affiliates, and shall not be construed to (x) preclude HEC or its Affiliates from purchasing any leasehold or royalty interests in the area described in this Section 6.18 from a third party engaged in oil and gas exploration and production, or through the acquisition of a company that holds such interests or (y) apply to any interests acquired or held by Seller and its Affiliates under or as contemplated in the [Omitted].

6.19 Non-Solicitation»

  Buyer agrees that, for a period beginning on the date of this Agreement and ending on the first anniversary of the Closing Date, it will not, and will cause its Affiliates not to, directly or indirectly, solicit the employment of (including by contracting through an independent contractor, consultant, or other third party) or hire (including as a consultant) any of the employees of the Seller or its Affiliates, except as permitted below, without the prior written consent of Seller.  No later than thirty (30) days prior to the Closing Date, Buyer may present a written list to Seller of the field employees of Seller and its Affiliates involved with the operation of the Company Assets that Buyer would like Seller to make available for employment interviews with Buyer (“Selected Employees”).  Within ten (10) days of receiving Buyer’s request, Seller shall identify to Buyer in writing those Selected Employees that Buyer may interview, solicit for hire, and hire (“Excepted Employees”).  Seller agrees to make the Excepted Employees available to interview with Buyer prior to Closing.  Any Excepted Employee who does not accept Buyer’s offer of employment within ten (10) days after Closing shall thereafter cease to be an Excepted Employee and any further or subsequent solicitation of such employee or hiring of such employee shall be subject to the conditions and restrictions of this Section 6.19. The restrictions above shall not apply to (i) a general advertisement of employment opportunities by Buyer or its Affiliates not specifically directed at any employee of Seller and its Affiliates or (ii) any individual whose employment with Seller and its Affiliates was terminated by Seller and its Affiliates or has not worked for Seller and its Affiliates for at least six (6) months prior to such individual being solicited or hired by Buyer or its Affiliates.

6.20 April 2011 Balance Sheet»

.  On or before July 1, 2011, Seller shall deliver to Buyer the unaudited interim balance sheet of the Company as of April 30, 2011 prepared in accordance with GAAP and the Company's past practices, consistently applied.

[Omitted].

Article 7.

Tax Matters

7.1 Responsibility for Filing Tax Returns and Paying Taxes»

(a) Seller shall file all Tax Returns required to be filed by or with respect to the Company for a Pre-Closing Tax Period.  Buyer shall file all other Tax Returns required to be filed by or with respect to the Company.

(b) Subject to the limitations of Section 7.6, Seller shall pay and, except to the extent Taxes have been taken into account by the Parties in the determination of the Purchase Price, as adjusted, shall indemnify and hold harmless Buyer and its Affiliates from and against all Taxes with respect to the Company or the Company Assets and attributable to any Pre-Closing Tax Period or portion of any Straddle Period prior to and including (i) the Closing Date, in the case of Specified Taxes, and (ii) April 30, 2011, in the case of all other Taxes.  Buyer shall pay all other Taxes owed with respect to the Company or any of the Company Assets.

(c) For purposes of this Agreement, liability for Taxes with respect to the Company or the Company Assets with respect to any Straddle Period shall be apportioned as follows:  Property and similar ad valorem Taxes shall be apportioned on a ratable daily basis, and all other Taxes, including but not limited to income and Texas franchise Taxes, shall be apportioned based on an interim closing of the books of the Company as of the end of the Closing Date, or April 30, 2011, as applicable.  Buyer and Seller shall each timely provide the other with all information and cooperation reasonably requested by the other to prepare any Tax Return relating to the Company, the Company Assets or the transactions contemplated by this Agreement.

7.2 Responsibility for Tax Audits»

  Seller shall control any Tax Audit relating to the Company or the Company Assets for any Pre-Closing Tax Period with respect to Taxes for which Seller is liable pursuant to Section 7.1, and Buyer shall control any other Tax Audit relating to the Company or the Company Assets; provided, however, that if a Tax Audit relates to Taxes for which both Parties could be liable under this Agreement, to the extent practicable, the Tax items with respect to such Tax Audit will be distinguished and each Party will have the option to control the defense and settlement of those Taxes for which it could be so liable, but if any Tax item cannot be identified as being a liability of only one Party or cannot be separated from a Tax item for which the other Party is liable, Buyer, at its expense, shall have the option to control the defense and settlement of the Tax Audit, provided that Buyer shall keep Seller notified of any developments in such Tax Audit and Seller shall have the right to participate in such Tax Audit at its own expense; and provided further that no such matter shall be settled without the written consent of Seller, not to be unreasonably withheld, delayed or conditioned.  Buyer and Seller shall each timely provide the other with all information and cooperation reasonably requested to conduct a Tax Audit with respect to Taxes relating to the Company, the Company Assets or the transactions contemplated by this Agreement.  Each Party shall provide the other with notice of any pending or threatened Tax Audits that could adversely affect the other.

7.3 Tax Refunds»

  The Parties shall be entitled to any refund with respect to Taxes for which the Party is responsible pursuant to Section 7.1 or 7.4.  If a Party receives a refund to which the other Party is entitled, the Party receiving the refund shall pay it to the Party entitled to the refund within thirty (30) Business Days after receipt.

7.4 Transfer Taxes»

  Buyer shall be responsible for and indemnify Seller against any state or local transfer, sales, use, stamp, registration or other similar Taxes resulting from the transactions contemplated by this Agreement.  The Parties shall reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Taxes.

7.5 Tax Treatment of Indemnities»

  Any indemnity paid by a Party to another Party pursuant to this Article 7 or Article 9 shall be treated for federal, state and local income Tax purposes, as an adjustment to the Purchase Price, unless otherwise required by Law or as agreed by the Parties.

7.6 Survival and Conflict.»

[Omitted]

Article 8.

Conditions to Closing

8.1 Conditions to Obligations of Buyer to Closing»

  The obligation of Buyer to consummate the transactions contemplated by this Agreement at the Closing is subject to the satisfaction of the following conditions.

(a) Representations, Warranties, and Covenants.  (i) The representations and warranties of Seller made in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) will be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date), except where all such breaches taken collectively would not reasonably be expected to have a Material Adverse Effect, (ii) Seller shall have performed or complied with in all material respects all of the covenants and agreements required by this Agreement to be performed or complied with by Seller on or before the Closing and (iii) Buyer shall have received a certificate of an executive officer of Seller, dated the Closing Date, to such effect.

(b) HSR Approval.  The waiting period under the HSR Act applicable to the consummation of the sale and purchase of the Interests contemplated hereby shall have expired or been terminated.

(c) No Injunction.  No provision of any applicable Law and no Order will be in effect that prohibits or makes illegal the consummation of the Closing.

(d) Resignations of Officers and Directors.  The Company shall have received resignations (or evidence of removal) of each officer or director of the Company effective as of the Closing.

(e) Assignment Agreement, Indemnity Deposit Escrow Agreement, and Title Defect Deposit Escrow Agreement.  Seller shall have delivered its duly executed signature page counterparts to the Assignment Agreement, the Indemnity Deposit Escrow Agreement, and the Title Defect Deposit Escrow Agreement, if required, to Buyer.

(f) Secretary’s Certificate.  Seller shall have delivered a secretary’s certificate certifying the Organizational Documents of the Company and including an incumbency certificate.

(g) Certification of Non-Foreign Status.  Seller shall have delivered a certification of its non-foreign status in accordance with U.S. Treasury Regulation Section 1.1445-2(b)(2).

(h) Release of Liens.  Seller shall have secured the release of all Liens on Company Assets in connection with the payoff of the Company Indebtedness.

8.2 Conditions to the Obligations of Seller to Closing»

  The obligation of Seller to consummate the transactions contemplated by this Agreement at the Closing is subject to the satisfaction of the following conditions.

(a) Representations, Warranties, and Covenants.  (i) The representations and warranties of Buyer made in this Agreement (disregarding all materiality qualifications contained therein) will be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date), (ii) Buyer shall have performed or complied with in all material respects all of the covenants and agreements required by this Agreement to be performed or complied with by Buyer on or before the Closing and (iii) Buyer shall have received a certificate of an executive officer of Seller, dated the Closing Date, to such effect.

(b) HSR Approval.  The waiting period under the HSR Act applicable to the consummation of the sale and purchase of the Interests contemplated hereby shall have expired or been terminated.

(c) No Injunction.  No provision of any applicable Law and no Order will be in effect that prohibits or makes illegal the consummation of the Closing.

(d) Assignment Agreement, Indemnity Deposit Escrow Agreement, and Title Defect Deposit Escrow Agreement.  Buyer shall have delivered its duly executed signature page counterparts to the Assignment Agreement, the Indemnity Deposit Escrow Agreement, and the Title Defect Deposit Escrow Agreement, if required, to Seller.

Article 9.

Indemnification and Waivers

9.1 Indemnification»

[Omitted]

9.2 Limitations on Liability»

[Omitted]

9.3 Procedures»

  Claims for indemnification under this Agreement shall be asserted and resolved as follows.

(a) Third Party Claim.  If any Person entitled to seek indemnification under Section 9.1 (an “Indemnified Party”) receives Notice of the assertion or commencement of any claim asserted against an Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Section 9.1, the Indemnified Party shall promptly (i) notify the Party obligated to the Indemnified Party pursuant to Section 9.1 above, (the “Indemnifying Party”) of the Third Party Claim and (ii) transmit to the Indemnifying Party Notice (“Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), the Indemnified Party’s best estimate of the amount of Losses attributable to the Third Party Claim and the basis of the Indemnified Party’s request for indemnification under this Agreement.  Failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is prejudiced by such delay or omission.

(b) Indemnifying Party.  Except with respect to Tax Audits described in Section 7.2, the Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim.  If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim (such election to be without prejudice to the right of the Indemnified Party to dispute whether such claim is an identifiable Loss under this Article 9), then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party (who shall be reasonably satisfactory to the Indemnified Party), by all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 9.3(b).  The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided that the Indemnifying Party shall not enter into any settlement agreement or consent to the entry of any judgment with respect thereto without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned, or delayed) that (i) does not result in a final resolution of the Indemnified Parties’ liability to the third party with respect to the claim (including, in the case of a settlement, an unconditional written release of the Indemnified Party from all further liability in respect of such claim) or (ii) may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).  If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest pursuant to this Section 9.3(b), including the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person.  The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 9.3(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation.

(c) Indemnified Party.  Except with respect to Tax Audits described in Section 7.2, if the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.3(b), then the Indemnified Party shall have the right to defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party (who shall be reasonably satisfactory to the Indemnifying Party), by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party.  In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed).  The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.3(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(d) Direct Claim.  Any claim by an Indemnified Party on account of Losses that does not result from a Third Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt Notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of the events that gave rise to such Direct Claim.  Such Notice by the Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all available material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of damages that has been or may be sustained by the Indemnified Party.  The Indemnifying Party will have a period of ten (10) Business Days within which to respond in writing to such Direct Claim.  If the Indemnifying Party does not so respond within such ten (10) Business Day period, the Indemnifying Party will be deemed to have rejected such Direct Claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

9.4 Waiver of Consequential Damages»

  With respect to any and all Losses for which indemnification may be available hereunder, no Indemnifying Parties shall have any liability for any consequential, indirect, punitive, exemplary, and special damages with respect to any claim for which an Indemnifying Party may have liability pursuant to this Agreement; provided, however, that this waiver shall not apply to the extent such consequential, indirect, punitive, exemplary or special damages are awarded in a Proceeding brought or asserted by a third party against an Indemnified Party.

9.5 Waivers and Disclaimers»

(a) Title Matters.  The only representations, warranties, or covenants being made by Seller with respect to the Company’s title to the Company Assets are in Exhibit B and all other representations, warranties, or covenants of title of any kind or nature, either express, implied, or statutory, are hereby waived and disclaimed in their entirety.

(b) No Reliance.  Buyer has reviewed and has access to all contracts, documents, records, and information which it has desired to review in connection with its decision to enter into this Agreement, and to consummate the transactions contemplated hereby.  Buyer has not relied upon any representation, warranty, statement, advice, document, projection, or other information of any type provided by Seller, or its Affiliates, or any of their Representatives, except for the representations and warranties of Seller set forth in this Agreement.  In deciding to enter into this Agreement, and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own knowledge, investigation, and analysis (and that of its Representatives) and not on any disclosure or representation made by, or any duty to disclose on the part of, Seller or its Affiliates, or any of their Representatives, other than the representations and warranties of Seller set forth in this Agreement.

(c) Limited Duties.  Any and all duties and obligations which either Party may have to the other Party with respect to or in connection with the Interests, the Company Assets, this Agreement, or the transactions contemplated hereby are limited to those in this Agreement.  The Parties do not intend (i) that the duties or obligations of either Party, or the rights of either Party, shall be expanded beyond the terms of this Agreement on the basis of any legal or equitable principle or on any other basis whatsoever or (ii) that any equitable or legal principle or any implied obligation of good faith or fair dealing or any other matter requires either Party to incur, suffer, or perform any act, condition, or obligation contrary to the terms of this Agreement and that it would be unfair, and that they do not intend, to increase any of the obligations of any Party under this Agreement on the basis of any implied obligation or otherwise.

(d) Defects.  The Interests and the Company Assets are being conveyed and assigned to and accepted by Buyer in their “as is, where is” condition and state of repair, and with all faults and defects, without, subject to the exception below, any representation, warranty, or covenant of any kind or nature, express, implied, or statutory, including, but not limited to, warranties of marketability, quality, condition, conformity to samples, merchantability, and/or fitness for a particular purpose, all of which are expressly disclaimed by Seller and waived by Buyer, except for the representations and warranties of Seller set forth in this Agreement.  Buyer recognizes that the Company Assets have been used for oil and gas drilling, production, gathering, pipeline, transportation, storage, and related operations.  Physical changes in the Company Assets and in the lands included therein may have occurred as a result of such uses.  The Company Assets also may include buried pipelines and other equipment, the locations of which may not be known by Seller or readily apparent by a physical inspection of the Company Assets.  It is understood and agreed that Buyer shall have inspected prior to Closing (or shall be deemed to have waived its right to inspect) the leases, equipment, pipelines, and the associated premises included in the Company Assets and satisfied itself as to their physical and environmental condition, both surface and subsurface, and that Buyer shall accept all of the same in their “as is, where is” condition and state of repair, and with all faults and defects, including, but not limited to, the presence of naturally occurring radioactive material and man-made material fibers, subject to the representations and warranties of Seller set forth in this Agreement.

(e) Additional Disclaimers.  Seller makes no representation, covenant, or warranty, express, implied, or statutory, (i) as to the accuracy or completeness of any data or records delivered to Buyer with respect to the Company or the Company Assets, or (ii) concerning the quality or quantity of hydrocarbon reserves, if any, attributable to the Company Assets, or the ability of the Company Assets to produce hydrocarbons, or the product prices which the Company is or will be entitled to receive from the sale of any such hydrocarbons.

9.6 Exclusive Remedy and Release»

  The indemnification and remedies set forth in Section 6.3, this Article 9, and Exhibit B shall constitute the sole and exclusive post-Closing remedies of the Parties with respect to any breach of representation or warranty or non-performance of any covenant or agreement contained in this Agreement.  Except as provided in this Agreement, if the Closing occurs, each Party hereby waives, releases, acquits, and forever discharges the other Party, its partners, their Affiliates, and its and their officers, directors, members, managers, partners, employees, or agents, or any other Person acting on behalf of such other Party, of and from any and all claims, actions, causes of action, demands, rights, damages, costs, expenses, Losses, or compensation whatsoever, whether direct or indirect, known or unknown, foreseen or unforeseen, which Buyer or the Company or Seller, as applicable, may have or which may arise in the future directly or indirectly arising out of the transactions contemplated hereby, including any of the foregoing that is from or relating to the possession, use, handling, management, disposal, investigation, remediation, cleanup, or release of any Constituents of Concern or any Environmental Law applicable thereto.

Article 10.

Termination

10.1 Termination»

  At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by the mutual written consent of Buyer and Seller;

(b) by Buyer, upon Notice to Seller, if there has been a material breach by Seller of any representation, warranty, or covenant contained in this Agreement that has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Seller within thirty (30) days after Notice thereof from Buyer;

(c) by Seller, upon Notice to Buyer, if there has been a material breach by Buyer of any representation, warranty, or covenant contained in this Agreement that has prevented the satisfaction of any condition to the obligations of Seller at the Closing and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Buyer within thirty (30) days after Notice thereof from Seller;

(d) by either Buyer or Seller, upon Notice to the other Party, if any Governmental Authority having competent jurisdiction has issued a final, non-appealable Order, decree, ruling or injunction (other than a temporary restraining order) or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such injunction shall have become final and non-appealable; or

(e) by either Buyer or Seller, upon Notice to the other Party, if the transactions contemplated at the Closing have not been consummated by February 29, 2012, provided that neither Buyer nor Seller will be entitled to terminate this Agreement pursuant to this Section 10.1(e) if such Person’s breach of this Agreement has prevented the consummation of the transactions contemplated by this Agreement; or

(f) by Seller, upon Notice to Buyer, if the sum of all Title Defect Amounts contained in any Defect Notice less the sum of all Title Benefit Amounts claimed by Seller is equal to or greater than [Omitted] of the Base Purchase Price; or

(g) by Buyer, upon Notice to Seller, if the sum of all Title Defect Amounts contained in any Defect Notice and determined to be valid less the sum of all Title Benefit Amounts claimed by Seller and determined to be valid is equal to or greater than [Omitted] of the Base Purchase Price; provided that for purposes of determining the validity of the Title Defect Amounts and the Title Benefit Amounts for this Section 10.1(g), (i) Seller shall have a Cure Period ending on October 31, 2011, (ii) if there are any unresolved Title Defects, Title Defect Amounts, Title Benefits, or Title Benefit Amounts at the end of the Cure Period, the Parties shall select and engage a Title Arbitrator by November 7, 2011, (iii) the Title Arbitrator shall make its final and binding determination as to any such unresolved Title Defects, Title Defect Amounts, Title Benefits, or Title Benefit Amounts by November 28, 2011, and (iv) the Closing Date shall be postponed hereunder until December 1, 2011 (plus one additional Business Day for each Business Day that the Title Arbitrator’s determination is delayed beyond November 28, 2011).  If the Title Arbitrator determines that the sum of all valid Title Defect Amounts less the sum of all valid Title Benefit Amounts is less than [Omitted] of the Base Purchase Price, (x) the Closing shall occur as scheduled (taking into account any delay caused by the Title Arbitrator), (y) Seller shall be afforded the Cure Period provided in Section 3(d) of Exhibit B, and (z) to the extent there are no new relevant facts or circumstances, the title arbitration process that has already occurred shall not be duplicated.

10.2 Effect of Termination»

  Except for this Section 10.2, Section 6.3(c), Section 9.1(d), Section 9.4 and Article 11 except for Section 11.10 (and the definitions related to any of the foregoing), this Agreement shall, upon termination hereof pursuant to Section 10.1, become of no further force or effect.  If this Agreement is terminated (i) by Seller under Section 10.1(c) or (ii) by either Party under Section 10.1(e) if at such time Seller could have terminated this Agreement under Section 10.1(c) (without regard to any cure periods contemplated therein), then, in either case, the Parties shall instruct the Escrow Agent to release to Seller the Performance Deposit and any interest accrued thereon as partial satisfaction of the damages suffered by Seller as a result of such termination, but the acceptance of the Performance Deposit by Seller shall not limit or affect Seller’s rights to pursue any other rights and remedies available to Seller in respect of such termination (including liability for breach of this Agreement prior to such termination).  If this Agreement is terminated under Section 10.1(a), (b), (d), (e) (other than as described in the prior sentence), (f) or (g) then the Parties shall instruct the Escrow Agent to release to Buyer the Performance Deposit and any interest accrued thereon, but the acceptance of the Performance Deposit by Buyer shall not limit or affect Buyer’s rights to pursue any other rights and remedies available to Buyer in respect of such termination (including liability for breach of this Agreement prior to such termination).  Nothing in this Section 10.2 will relieve any Party to this Agreement of liability for breach of this Agreement occurring prior to any termination, or for breach of any provision of this Agreement that specifically survives termination hereunder.  The Confidentiality Agreement shall not be affected by a termination of this Agreement.

Article 11.

Other Provisions

11.1 Notices»

.  All notices and other communications between the Parties pursuant to this Agreement (“Notices”) shall be in writing and shall be deemed to have been duly given when (i) delivered in person, (ii) five (5) days after posting in the United States mail having been sent registered or certified mail return receipt requested, or (iii) delivered by telecopy or e-mail and promptly confirmed by delivery in person or post as aforesaid in each case if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day after receipt if not received during the recipient’s normal business hours, with postage prepaid, addressed as follows:

If to Buyer, to:

               Marathon Oil Company
5555 San Felipe
Houston, Texas 77056
Fax: (713) 296-4528
E-mail:spguidry@marathonoil.com
Attention: Steve Guidry

With a copy to:

         Baker Botts L.L.P.
         910 Louisiana Street
Houston, Texas 77002
Fax: (713) 229-2856
E-mail: hugh.tucker@bakerbotts.com
Attention: Hugh Tucker

If to Seller, to:

         Hilcorp Resources Holdings, LP
c/o Hilcorp Energy Company
1201 Louisiana, Suite 1400
Houston, Texas 77002
Fax: (713) 289-2650
E-mail: bswenson@hilcorp.com
Attention: William P. Swenson

With a copy to:

         Andrews Kurth LLP
         600 Travis Street
Houston, Texas 77002
Fax: (713) 220-4285
E-mail: halhaltom@andrewskurth.com
    moleary@andrewskurth.com
Attention: Hal Haltom and Mike O’Leary

or to such other address or addresses as the Parties may from time to time designate in writing.

11.2 Assignment»

  Neither Party shall assign this Agreement or any part hereof without the prior written consent of the other Party; provided that Buyer may assign this Agreement to a non-Texas Affiliate without Seller’s consent, but any such assignment shall not relieve Buyer of any of its obligations under this Agreement or delay, impact, or otherwise adversely affect the timely consummation of the transactions contemplated hereunder.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

11.3 Rights of Third Parties»

  Except for the provisions of Article 9, which are intended to be enforceable by the Persons respectively referred to therein, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.

11.4 Counterparts»

  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Any facsimile copies hereof or signature hereon shall, for all purposes, be deemed originals.

11.5 Entire Agreement»

  This Agreement (together with the Disclosure Schedule and exhibits to this Agreement) and the Confidentiality Agreement constitute the entire agreement among the Parties and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

11.6 Disclosure Schedule»

  Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedule shall have the respective meanings assigned in this Agreement.  No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule.  No disclosure in the Disclosure Schedule relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedule shall not be deemed to be an admission or acknowledgment by Seller, in and of itself, that such information is material to or outside the ordinary course of the business of the Company or required to be disclosed on the Disclosure Schedule.  To the extent reasonably inferable from the reference that it would qualify another representation or warranty, each disclosure in the Disclosure Schedule shall be deemed to qualify all representations and warranties of Seller notwithstanding the lack of a specific cross-reference.

11.7 Amendments»

  This Agreement may be amended or modified in whole or in part, and terms and conditions may be waived, only by a duly authorized agreement in writing which makes reference to this Agreement executed by each Party.

11.8 Publicity»

.  Buyer, Seller, or any of the partners of Seller may make a press release or other public communication or announcement in connection with the execution of this Agreement, provided that the Person making such release, communication, or announcement provides the other Party reasonable opportunity to review and comment on any such release, communication, or announcement.  Except for the foregoing, all press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior written consent of Buyer and Seller, which consent shall not be unreasonably withheld, conditioned, or delayed by such Party; provided, however, that nothing herein shall prevent a Party from publishing such press releases or other public communications as is necessary to satisfy such Party’s obligations at Law or under the rules of any stock or commodities exchange after consultation with the other Party.  In the event that a Party believes it is required to issue or make any press release or announcement, such Party shall (i) give prompt notice thereof to the other Party, (ii) allow such other Party reasonable opportunity to review and provide comments with respect to the content of such press release or announcement and (iii) use commercially reasonable efforts to incorporate any reasonable comment from any other Party prior to any release or announcement.

11.9 Severability»

  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect.  The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties to the greatest extent legally permissible.

11.10 Specific Performance»

  Without limiting the effect of Section 9.6after Closing, the Parties acknowledge and agree, that prior to Closing, (i) each Party would be irreparably harmed by a breach by the other Party of any of their obligations under this Agreement and (ii) the non-breaching Party is entitled to injunctive relief, specific performance, and other equitable remedies against the breaching Party to enforce the performance by the breaching Party of its obligations under this Agreement, and the Parties hereby consent and agree to such injunctive relief, specific performance, and other equitable remedies; provided that, if Buyer is required to consummate the purchase of the Company pursuant to this Section 11.10, the Performance Deposit (together with any interest accrued thereon) shall be applied as a credit against the Closing Payment notwithstanding Buyer’s breach under this Agreement.

11.11 Governing Law; Jurisdiction»

(a) Law.  This Agreement shall be governed and construed in accordance with the Laws of the State of Texas, without regard to the Laws that might be applicable under conflicts of laws principles.

(b) Forum.  The Parties agree that the appropriate, exclusive and convenient forum for any disputes between any of the Parties hereto arising out of this Agreement or the transactions contemplated hereby shall be in any state or federal court in Harris County, Texas, and each of the Parties hereto irrevocably submits to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Agreement.  The Parties further agree that the Parties shall not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts.  The Parties further agree, to the extent permitted by Law, that a final and nonappealable judgment against a Party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.  Except to the extent that a different determination or finding is mandated due to the applicable law being that of a different jurisdiction, the Parties agree that all judicial determinations or findings by a state or federal court in Harris County, Texas with respect to any matter under this Agreement shall be binding.

(c) Jurisdiction.  To the extent that any Party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement, and (ii) submits to the personal jurisdiction of any court described in Section 11.11(b).

(d) Waiver.  The Parties hereto agree that they hereby irrevocably waive the right to trial by jury in any action to enforce or interpret the provisions of this Agreement.

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Purchase and Sale Agreement
5065.1

IN WITNESS WHEREOF this Agreement has been duly executed and delivered by each of the Parties as of the date first above written.

Buyer:

MARATHON OIL COMPANY

By: /s/ Clarence P. Cazalot, Jr
Clarence P. Cazalot, Jr.
President and Chief Executive Officer

Seller:

HILCORP RESOURCES HOLDINGS, LP

By:           HRES GP, LLC
its general partner

By:  /s/ Jeffery D. Hilderbrand
Jeffery D. Hildebrand
President

HEC is executing this Agreement solely for the purpose of evidencing its agreement to the obligations of HEC in Section 6.18 and for no other reason:

HILCORP ENERGY COMPANY

By: /s/ Jeffery D. Hilderbrand
Jeffery D. Hildebrand
President and Chief Executive Officer

Signature Page to
Purchase and Sale Agreement
5065.1